UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

CANADA	01-14830	98-0168992
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
incorporation or organization)

600 de Maisonneuve Blvd. West Montreal (Québec) Canada	H3A 3J2
(Address of principal executive offices)	(Postal Code)

Michelle Taylor, 514-340-8929
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure

Introduction
Gildan Activewear Inc. (“Gildan” or the “Company”) is submitting this special disclosure report on Form SD as required pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 adopted by the U.S. Securities and Exchange Commission (the “SEC”) and known as the “conflict minerals rule” (the “Conflict Minerals Rule”). The Conflict Minerals Rule implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which requires issuers of securities that are required to file annual and quarterly reports with the SEC to publicly disclose certain information regarding tantalite (coltan; i.e. tantalum), cassiterite (i.e. tin), wolframite (i.e. tungsten) and gold (the “3TGs”) necessary to the production or functionality of products that they manufacture or contract to manufacture.

This disclosure describes (a) the Company’s reasonable country of origin inquiry (the “RCOI”) for the year ended December 31, 2022 (the “2022 Reporting Period”) conducted to determine whether 3TGs in products that the Company manufactures or contracts to manufacture originated in the Democratic Republic of Congo or adjoining countries (collectively the “Covered Countries”), and (b) based on the results of the RCOI, the Company’s determination as to the origin of the 3TGs in products that the Company manufactures or contracts to manufacture.

Company Overview
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, GoldToe®,Secret®, Silks®, Secret Silky®, and Therapy Plus®, ®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. With approximately 50,000 employees worldwide, Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Due to its position as a downstream manufacturer and distributor of finished products, Gildan does not directly source any minerals from mines, smelters or refiners. 3TGs included in Gildan’s products are in components acquired from suppliers, and Gildan is typically several steps removed from the origin of the ores.

Reasonable Country of Origin Inquiry
Gildan reviewed its entire range of products manufactured and sourced during the 2022 Reporting Period in order to identify all metallic components contained therein and necessary for the production or functionality of such products. Certain zippers (including pulls, sliders, and zipper rings), hooks, metal rings, strap adjusters, grommets, snaps, and flatcord with metal molded tips, all necessary for the functionality of their respective products (the “Metallic Components”) revealed small amounts (in all cases less than six thousand (6,000) parts per million) of tin. The Metallic Components were supplied by thirteen (13) different suppliers (each a “Supplier” and collectively the “Suppliers”), and three (3) of the Suppliers confirmed that the tin and/or gold found in their Metallic Components were purposefully added during production to render the applicable components more flexible or for the purpose of creating a decorative (plated) finish.

As a result, Gildan’s products subject to the Conflict Minerals Rule analysis and containing the purposefully added tin and/or gold are: (a) knit tops with zippers and draw cords made with metal molded tips, (b) sweatshirts with ¼ zippers, (c) bra straps with metal coated sliders and adjusters, (d) infant one pieces, and (e) sweatpants with flatcord with metal tip (the “Products”). Gildan manufactures the knit tops in its own vertically integrated facilities but sources all other Products from third party suppliers. Gildan does not require from its suppliers that any Metallic Component used in its products contains 3TGs.

The RCOI was conducted by sending questionnaires to all thirteen (13) Suppliers procuring the Metallic Components for the Products or contracted to manufacture some of the Products containing the Metallic Components. These Suppliers account for less than 1% of Gildan’s total annual cost of materials used in products that the Company manufactured or that the Company contracted to manufacture in 2022. Gildan requested that each Supplier complete the Conflict Free Sourcing’s Initiative’s

(CFSI) Conflict Minerals Reporting Template, which was created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative as a common means for the collection of sourcing information related to conflict minerals. This reporting template is a common data collection tool used across industries by companies with and without direct smelter relationships, and its questions are designed to generate necessary representations required to make determinations about the origin of the 3TGs.

All thirteen (13) Suppliers, even those whose products did not contain any purposefully added 3TGs, responded to the Company’s inquiry by completing the Conflict Minerals Reporting Template and provided the Company with written assurances that none of the Products sold to Gildan or used during the 2022 Reporting Period contain 3TGs that have originated from the Covered Countries. It should be noted that two (2) of the thirteen (13) the Suppliers surveyed did not provide any new shipments to Gildan in 2022 and all inventory from the two (2) suppliers was shipped in 2021. Three (3) of the Suppliers who purposefully add 3TGs to the Metallic Components represented to conduct their own RCOI with their respective direct suppliers using the Conflict Free Sourcing’s Initiative’s (CFSI) Conflict Minerals Reporting Template or a substantially similar questionnaire. In addition, all three (3) of the Suppliers who purposefully add 3TGs to the Metallic Components represented to have in place a conflict minerals sourcing policy. Finally, all three (3) Suppliers who purposefully add 3TGs to the Metallic Components identified the smelters believed to be involved in the smelting of such 3TGs. Such smelters are either listed as Conflict-Free Tin Smelters under the Conflict-Free Smelter Program list provided by the Conflict-Free Smelter Initiative, or located outside the Covered Countries.

The Company determined that it had no reason to believe that the Suppliers’ representations generated in the Conflict Minerals Reporting Template and in the written certification provided to the Company were false or inaccurate, and based on such representations determined in good faith that it had no reason to believe that the 3TG contained in the Metallic Components used in the Products may have originated from the Covered Countries.

Gildan has posted this disclosure Form SD to its website at https://gildancorp.com/en/conflict-minerals/.

Item 1.02 Exhibit
Not applicable.

Section 2 – Exhibits
Not applicable.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

By:	/s/ Michelle Taylor	Date: May 18, 2023
Name: Michelle Taylor Title: Vice-President, General Counsel and Corporate Secretary